UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)* Franklin Street Properties Corp. (Name of Issuer) Common Stock, par value $0.0001 per share
_________________________________________
(Title of Class of Securities) 35471R106
_____________________________________________
(CUSIP Number)

Peter McMillan III
President
Pacific Oak Strategic Opportunity REIT, Inc.
11766 Wilshire Blvd., Suite 1670, Suite 1670
Los Angeles, California 90025
(424) 208-8100

with a copy to:

Robert H. Bergdolt, Esq.
Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

_________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 9, 2024
_________________________________________
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR Properties, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR (BVI) Holdings, Ltd.
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Strategic Opportunity Limited Partnership
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) PN

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Strategic Opportunity REIT, Inc.
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR II, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak SOR II Holdings, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Pacific Oak Capital Advisors, LLC
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Keith D. Hall
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 35471R106		Schedule 13D
	1	Name of Reporting Person Peter McMillan III
	2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,213,461

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,213,461

	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,213,461

	12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13	Percent of Class Represented by Amount in Row (11) 5.0%

	14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

This Amendment No. 1 supplements and amends the Schedule 13D filed on March 26, 2020 by the Reporting Persons (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Franklin Street Properties Corp., a Maryland corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D filed on March 26, 2020. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D filed on March 26, 2020. The Issuer’s principal executive offices are located at 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880.

Item 2.    Identity and Background

(a)    Pacific Oak SOR II, LLC, a Maryland limited liability company (“Pacific Oak SOR II”) is the surviving company of a merger in October 2020 with Pacific Oak Strategic Opportunity REIT II, Inc. Pacific Oak SOR II is a wholly owned subsidiary of Pacific Oak SOR II Holdings, LLC, a Maryland limited liability company (“Pacific Oak SOR II Holdings”). Pacific Oak SOR II Holdings is a wholly owned subsidiary of SOR Properties. Pacific Oak SOR II and Pacific Oak SOR II Holdings are added to the list of “Reporting Persons” and Pacific Oak Strategic Opportunity REIT II, Inc. is removed as a Reporting Person.

(b)    The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the 1934 Act, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the shares held by members of the group.

(c)    SOR REIT is engaged in the business of investing in real estate and real estate-related assets. SOR Properties, SOR BVI, SOR OP, Pacific Oak SOR II and Pacific Oak SOR II Holdings are subsidiaries formed by SOR REIT for the purpose of holding investments and financings.

(d)    During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of January 10, 2024, the Reporting Persons beneficially own an aggregate of 5,213,461 shares of Common Stock, which represent, in the aggregate, approximately, 5.0% of the outstanding shares of Common Stock. The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 103,430,353 shares of Common Stock outstanding as of November 2, 2023, based on information provided by the Issuer in its Annual Report on Form 10-Q filed on November 7, 2023.

In the Schedule 13D filed on March 26, 2020, the Reporting Persons reported (a) 4,235,133 shares of Common Stock purchased by SOR Properties in multiple open market brokerage transactions on the NYSE American and (b) 1,644,092 shares of Common Stock purchased by the predecessor to Pacific Oak SOR II in multiple open market brokerage transactions on the NYSE American.

Since that time, SOR Properties (including through Pacific Oak SOR II) bought and sold shares of Common Stock in multiple open market brokerage transactions on the NYSE American as described below. SOR BVI (as the sole member of SOR Properties), SOR OP (as the sole shareholder of SOR BVI), SOR REIT (as the sole general partner of SOR OP), the Advisor (as the external advisor to SOR REIT) and Messrs. Keith D. Hall and Peter McMillan III (as the members of the Investment Committee of the Advisor approved by the board of directors of SOR REIT to make decisions with respect to the shares of Common Stock) may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties and Pacific Oak SOR II, and each disclaims beneficial ownership of the securities.

(c)    From March 23, 2020 through January 10, 2024, SOR Properties acquired 1,035,864 shares of Common Stock through the following open market purchases:

Date	Number of Shares (1)	Average Price Per Share (1)	Aggregate Purchase Price (2)
3/23/2020	81,943	4.3013	352,461.43
3/26/2020	4,760	5.3994	25,701.14
3/27/2020	25,609	5.3237	136,334.63
3/30/2020	2,100	5.3969	11,333.49
4/1/2020	150,000	5.0165	752,475.00
4/2/2020	18,435	5.0879	93,795.44
4/3/2020	50,000	4.8948	244,740.00
4/16/2020	50,000	5.2879	264,395.00
4/17/2020	50,000	5.0723	253,615.00
4/22/2020	58,593	5.0021	293,088.05
4/23/2020	41,091	5.0867	209,017.59
4/24/2020	26,122	4.9975	130,544.70
5/1/2020	7,100	5.0075	35,553.25
5/4/2020	33,111	5.0173	166,127.82
5/5/2020	8,600	5.0449	43,386.14
5/6/2020	18,444	5.0133	92,465.31
5/7/2020	500	5.0500	2,525.00
5/11/2020	6,363	4.9944	31,779.37
5/12/2020	100,000	4.7773	477,730.00
5/13/2020	100,000	4.5441	454,410.00
5/14/2020	43,255	4.4780	193,695.89
5/15/2020	36,483	4.5960	167,675.87
9/29/2020	42,269	3.6959	156,222.00
9/30/2020	50,000	3.6956	184,780.00
10/1/2020	25,534	3.6513	93,232.29
10/2/2020	5,552	3.7296	20,706.74
Total	1,035,864	4.7186	4,887,791.13
__________________
(1) Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE American in varying share quantities and at varying share prices.
(2) Aggregate purchase price excludes fees for sales commissions on the various share purchases totaling $10,358.64.

From March 23, 2020 through January 10, 2024, SOR Properties disposed of 1,701,628 shares of Common Stock through the following open market sales:

Date	Number of Shares (1)	Average Price Per Share (1)	Aggregate Sales Price
12/27/2023	60,758	2.5506	154,969.35
12/28/2023	150,000	2.5536	383,040.00
12/29/2023	150,000	2.5656	384,840.00
1/2/2024	95,086	2.6230	249,410.58
1/3/2024	119,591	2.5546	305,507.17
1/4/2024	107,259	2.5880	277,586.29
1/5/2024	129,986	2.6097	339,224.46
1/8/2024	258,000	2.5809	665,872.20
1/9/2024	272,740	2.6189	714,278.79
1/10/2024	358,208	2.5842	925,681.11
Total	1,701,628	2.5860	4,400,409.96
__________________
(1) Represents the total shares disposed and the average price per share on a given day through multiple open market brokerage transactions on the NYSE American in varying share quantities and at varying share prices.

Except as set forth above, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock acquired.

(e)    As of January 10, 2024, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1     Joint Filing Agreement, dated as of January 11, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 11, 2024

PACIFIC OAK SOR PROPERTIES, LLC

By: Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:/s/ Peter McMillan III
Name: Peter McMillan II
Title: President

PACIFIC OAK SOR (BVI) HOLDINGS, LTD.

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By: /s/ Peter McMillan III
Name: Peter McMillan II
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By: /s/ Peter McMillan III
Name: Peter McMillan II
Title: President

PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC.

By: /s/ Peter McMillan III
Name: Peter McMillan II
Title: President

PACIFIC OAK SOR II, LLC

By: Pacific Oak SOR II Holdings, LLC, its sold member

By: Pacific Oak SOR Properties, LLC, its sole member

By: Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:/s/ Peter McMillan III
Name: Peter McMillan II
Title: President

PACIFIC OAK SOR II HOLDINGS, LLC

By: Pacific Oak SOR Properties, LLC, its sole member

By: Pacific Oak SOR (BVI) Holdings, Ltd., its sole member

By: Pacific Oak Strategic Opportunity Limited Partnership, its sole shareholder

By: Pacific Oak Strategic Opportunity REIT, Inc., its sole general partner

By:/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

PACIFIC OAK CAPITAL ADVISORS LLC

By: Pacific Oak Holding Group, LLC, its sole member

By:/s/ Peter McMillan III
Name: Peter McMillan III

By:/s/ Keith D. Hall
Name: Keith D. Hall

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III